UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Crinetics Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22663K107

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 810648 105		13 G

1	Names of Reporting Persons. 5AM Ventures IV, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒(1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 2,267,797 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 2,267,797 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,267,797 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 9.4% (3)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by 5AM Ventures IV, L.P., a Delaware limited partnership (“Ventures IV”), 5AM Co-Investors IV, L.P., a Delaware limited partnership (“Co-Investors IV”), 5AM Partners IV, LLC, a Delaware limited liability company (“Partners IV”), Dr. John D. Diekman (“Diekman”), Andrew J. Schwab (“Schwab”), and Dr. Scott M. Rocklage (“Rocklage” and together with Ventures IV, Co-Investors IV, Partners IV, Diekman and Schwab, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         Partners IV serves as the sole general partner of Ventures IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(3)         This percentage is calculated based on 24,222,296 shares of Common Stock outstanding as of October 31, 2019 as indicated in the Issuer’s Form 10-Q filed on November 12, 2019.

CUSIP No. 810648 105		13 G

1	Names of Reporting Persons. 5AM Co-Investors IV, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒(1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 94,489 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 94,489 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 94,489 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.4% (3)

12	Type of Reporting Person* PN

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         Partners IV serves as the sole general partner of Co-Investors IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Co-Investors IV.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(3)         This percentage is calculated based on 24,222,296 shares of Common Stock outstanding as of October 31, 2019 as indicated on the Issuer’s Form 10-Q filed on November 12, 2019.

CUSIP No. 810648 105		13 G

1	Names of Reporting Persons. 5AM Partners IV, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒(1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 2,362,286 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 2,362,286 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,362,286 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 9.8% (3)

12	Type of Reporting Person* OO

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         Includes 2,267,797 shares of Common Stock held by Ventures IV and 94,489 shares of Common Stock held by Co-Investors IV.  Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(3)         This percentage is calculated based on 24,222,296 shares of Common Stock outstanding as of October 31, 2019 as indicated in the Issuer’s Form 10-Q filed on November 12, 2019.

CUSIP No. 810648 105		13 G

1	Names of Reporting Persons. Dr. John D. Diekman

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒(1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 2,362,286 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 2,362,286 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,362,286 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 9.8% (3)

12	Type of Reporting Person* IN

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         Includes 2,267,797 shares of Common Stock held by Ventures IV and 94,489 shares of Common Stock held by Co-Investors IV.  Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(3)         This percentage is calculated based on 24,222,296 shares of Common Stock outstanding as of October 31, 2019 as indicated in the Issuer’s Form 10-Q filed on November 12, 2019.

CUSIP No. 810648 105		13 G

1	Names of Reporting Persons. Andrew J. Schwab

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒(1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 2,362,286 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 2,362,286 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,362,286 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 9.8% (3)

12	Type of Reporting Person* IN

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         Includes 2,267,797 shares of Common Stock held by Ventures IV and 94,489 shares of Common Stock held by Co-Investors IV.  Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(3)         This percentage is calculated based on 24,222,296 shares of Common Stock outstanding as of October 31, 2019 as indicated in the Issuer’s Form 10-Q filed on November 12, 2019.

CUSIP No. 810648 105		13 G

1	Names of Reporting Persons. Dr. Scott M. Rocklage

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒(1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 2,362,286 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 2,362,286 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,362,286 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 9.8% (3)

12	Type of Reporting Person* IN

(1)         This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)         Includes 2,267,797 shares of Common Stock held by Ventures IV and 94,489 shares of Common Stock held by Co-Investors IV.  Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(3)         This percentage is calculated based on 24,222,296 shares of Common Stock outstanding as of October 31, 2019 as indicated in the Issuer’s Form 10-Q filed on November 12, 2019.

Introductory Note: This Statement on Schedule 13G (this “Statement”) is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Crinetics Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1
	(a)	Name of Issuer: Crinetics Pharmaceuticals, Inc.
Address of Issuer’s Principal Executive Offices: 10222 Barnes Canyon Road, Bldg. 2 San Diego, CA 92121

Item 2
(a)

Name of Person(s) Filing:
5AM Ventures IV, L.P. (“Ventures IV”)

5AM Co-Investors IV, L.P. (“Co-Investors IV”)

5AM Partners IV, LLC (“Partners IV”)

Dr. John D. Diekman (“Diekman”)

Andrew J. Schwab (“Schwab”)

Dr. Scott M. Rocklage (“Rocklage”)

	(b)	Address of Principal Business Office: c/o 5AM Ventures 501 Second Street, Suite 350 San Francisco, CA 94107
	(b)	Citizenship: Entities: Individuals:	5AM Ventures IV, L.P. 5AM Co-Investors IV, L.P. 5AM Partners IV, LLC Diekman Schwab Rocklage	- Delaware - Delaware - Delaware - United States of America - United States of America - United States of America
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 22663K107

Item 3	Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)
Ventures IV (1) (3)	2,267,797	—	2,267,797	—	2,267,797	2,267,797	9.4%
Co-Investors IV (2) (3)	94,489	—	94,489	—	94,489	94,489	0.4%
Partners IV (1) (2) (3)	—	—	2,362,286	—	2,362,286	2,362,286	9.8%
Diekman (1) (2) (3)	—	—	2,362,286	—	2,362,286	2,362,286	9.8%
Schwab (1) (2) (3)	—	—	2,362,286	—	2,362,286	2,362,286	9.8%
Rocklage (1) (2) (3)	—	—	2,362,286	—	2,362,286	2,362,286	9.8%

(1)         Includes 2,267,797 shares of Common Stock held by Ventures IV.

(2)         Includes 94,489 shares of Common Stock held by Co-Investors IV.

(3)         Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV.  Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV.

(4)         This percentage is calculated based on 24,222,296 shares of Common Stock outstanding as of October 31, 2019 as indicated in the Issuer’s Form 10-Q filed November 12, 2019.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Dated: February 5, 2020

5AM Ventures IV, L.P.			5AM Co-Investors IV, L.P.

By:	5AM Partners IV, LLC		By:	5AM Partners IV, LLC
	its General Partner			its General Partner

By:	/s/ Andrew J. Schwab		By:	/s/ Andrew J. Schwab
	Name:	Andrew J. Schwab		Name:	Andrew J. Schwab
	Title:	Managing Member		Title:	Managing Member

5AM Partners IV, LLC

By:	/s/ Andrew J. Schwab
	Name:	Andrew J. Schwab
	Title:	Managing Member

/s/ Dr. John D. Diekman			/s/ Andrew J. Schwab
Dr. John D. Diekman			Andrew J. Schwab

/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Crinetics Pharmaceuticals, Inc. is filed on behalf of each of us.

Dated: February 5, 2020

5AM Ventures IV, L.P.			5AM Co-Investors IV, L.P.

By:	5AM Partners IV, LLC		By:	5AM Partners IV, LLC
	its General Partner			its General Partner

By:	/s/ Andrew J. Schwab		By:	/s/ Andrew J. Schwab
	Name:	Andrew J. Schwab		Name:	Andrew J. Schwab
	Title:	Managing Member		Title:	Managing Member

5AM Partners IV, LLC

By:	/s/ Andrew J. Schwab
	Name:	Andrew J. Schwab
	Title:	Managing Member

/s/ Dr. John D. Diekman			/s/ Andrew J. Schwab
Dr. John D. Diekman			Andrew J. Schwab

/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage